PUBLIC

18007333

JUN 12 2018

Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

JUN 11 2018

Washington DC
412

SEC FILE NUMBER
8-67573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triago Americas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue- 20th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Boyar 917-696-0316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triago Americas, Inc., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

FINOP

Title

June 8, 2018 Notary Public RITU MAKIN

RITU MAKIN
Notary Public – State of New Jersey
My Commission Expires Jan 25, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MARCH 31, 2018

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

ASSETS

Cash	$ 1,337,561
Restricted cash	110,765
Accounts receivable	2,417,782
Due from affiliates	372,989
Prepaid expenses and other current assets	72,211
Property and equipment (net of $165,834 accumulated depreciation)	5,470
Total Assets	$ 4,316,778

LIABILITIES

Accounts payable and accrued expenses	$ 37,416
Due to parent company	395,000
Income taxes payable	29,000
Rent payable	28,107
Total Liabilities	$ 489,523

STOCKHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued and outstanding 250 shares at stated value	1,100
Additional paid-in capital	3,017,975
Retained Earnings	808,180
Total Stockholders' Equity	3,827,255
Total Liabilities and Stockholders' Equity	$ 4,316,778

See accompanying notes to these financial statements

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Organization and Business

The Company, which is a 99% owned subsidiary of Triago Management Development S.A., ("Management") provides services which are intended to include its assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is licensed by FINRA as a broker dealer. As such, it is registered to do business in the state of New York and in various other states.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2018, the Company had net capital of $848,038, which was $815,406 in excess of the net required minimum capital of $32,632. Under certain circumstances, withdrawals of capital may be restricted.

Depreciation

Depreciation of property and equipment is computed on a straight-line basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was signed into law. TCJA, among other things, reduced the Federal corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. As a result of the enacted law, the Company has revalued its March 31, 2018 deferred tax assets and liabilities at the enacted rate and reflected that change in the 2018 financial statements.

(Continued)

NOTE B - Property and Equipment

Property and equipment at March 31, 2018 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 73,847	7
Telecom equipment	31,580	5
Computer equipment	45,948	5
Computer software	3,888	3
Leasehold improvements	16,041	Life of lease
Total	171,304	
Less accumulated depreciation	165,834	
Net	$ 5,470	

NOTE C - Commitments

Lease

The Company is contingently liable for an outstanding letter of credit in favor of its landlord aggregating $110,765 as of March 31, 2018. The letter of credit is supported by a pledge of $110,765 as collateral to its financial institution. It is held in the Company's money market account. The collateral is treated as non-allowable restricted cash in computing its Net Capital and is reported as "Restricted cash" on the Statement of Financial Condition.

(Continued)

NOTE D - Related Party Transactions

The Company, its parent company and certain other entities affiliated with the parent company have entered into a revolving credit agreement (the "Agreement") to provide funding as needed to any of the parties included in the Agreement. Amounts advanced on the Agreement bear interest of 3% and have no stated expiration.

As of March 31, 2018, amounts due from and to related parties were as follows:

	Due From:	Due To:
Triago Europe SAS - net	$ 368,589	
Mantra Americas USA LLC	4,400	
Triago Management Development SARL		$ 395,000
Total	$ 372,989	$ 395,000

NOTE E – Account Receivable

At March 31, 2018, two customers accounted for approximately 93% of the Company's accounts receivable with the largest representing 63% of the total. Pursuant to the terms of contracts the Company has with certain customers, 100% of the Company's accounts receivable at March 31, 2018 is due between April 2018 and August 2019.

Trade accounts receivable from customers are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance is based on the Company's history of write-offs, the level of past due accounts and the relationships with, and the economic state of its customers.

NOTE F – Concentration of Credit Risk

The Company maintains cash balances at one financial institution in the United States. The cash balances in the United States are covered by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2018, the Company's cash deposits in the U.S. bank were approximately $1,448,000 which exceeds the U.S. federally insured limit by approximately $1,198,000.

NOTE G – Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three-month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation.